As Filed with the Securities and Exchange Commission on August 31, 2010

File No. 811-

FORM N-8A

The Endowment Institutional TEI Fund W, L.P.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: The Endowment Institutional TEI Fund W, L.P.

Address of Principal Business Office

(No. & Street, City, State, Zip Code):

4265 San Felipe

Suite 800

Houston, Texas 77027

Telephone Number (including area code): (713) 993-4675

Name and address of agent for service of process:

A. Haag Sherman

4265 San Felipe

Suite 800

Houston, Texas 77027

Please send copies of all communications to:

George J. Zornada

K&L Gates LLP

One Lincoln Street

Boston, MA 02111

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and State of Texas on the 31st day of August 2010.

THE ENDOWMENT INSTITUTIONAL TEI FUND W, L.P.

By:	/S/ A. HAAG SHERMAN
Name:	A. Haag Sherman
Title:	Director and Co-Principal Executive Officer

Attest:	/S/ PAUL BACHTOLD
Name:	Paul Bachtold
Title:	Chief Compliance Officer